03045029

SEGA CORPORATION

SEGA®

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

December 8, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of Change of Principal Shareholder

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

December 8, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office

Notice of Change of Principal Shareholder

Notice is hereby given that SEGA CORPORATION's principal shareholder was changed. Details are as follows.

1. Background of the Change
   The Company was reported that CSK CORPORATION, principal shareholder of the Company, sold its holding SEGA's shares.

2. Details of the Principal Shareholder
   Details of the Principal Shareholder to sell its holding the Company's Shares

1) Company Name	CSK CORPORATION
2) Address	Shinjuku Sumitomo Bld. 2-6-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan
3) Name of Representative	Masahiro Aozono
4) Principal Business	Consultancy, System Integrations, System Operations, BPO (Business Process Outsourcing, and Support Services for Human Resource Development

Details of Newly Principal Shareholder to Hold Shares

1) Company Name	Sammy Corporation
2) Address	2-23-2 Higashi-Ikebukuro, Toshima-ku, Tokyo, Japan
3) Name of Representative	Hajime Satomi
4) Principal Business	Develop, manufacture and sale of Pachislot and Pachinko machines and related equipment, Amusement Machines, Home-use Game Software

3. Percentage of Voting Rights to Total of Principal Shareholder before and after the changes

Percentage of CSK's Voting Rights

	Number of Voting Rights	Ratio of its Voting Rights to Total	Rank
Before Changes (As of September 30, 2003)	391,486	25.32%	No. 1
After Changes	0	0.00%	-

Percentage of Sammy's Voting Rights

	Number of Voting Rights	Ratio of its Voting Rights to Total	Rank
Before Changes (As of September 30, 2003)	1,000	0.06%	-
After Changes	392,486	25.39%	No.1

3 . Date of the Event

December 11, 2003 (planned)

End